August 30, 2004


Mail Stop 0409

Steve Birdwell
Chief Financial Officer
Sea Pines Associates, Inc.
32 Greenwood Drive
Hilton Head Island, South Carolina  29928

Re:	Sea Pines Associates, Inc.
	Schedule 14A
	Filed:	August 16, 2004
	File No.  000-17517

Dear Mr. Birdwell:
This is to advise you that we have reviewed only that portion of the above filing that relates to the following comment:
Your proposed transaction appears to be a going-private transaction. However, we note that you have not filed a Schedule 13E-3. Please provide the analysis whereby you determined that yours is not a going-private transaction subject to Rule 13e-3. Alternatively, file a Schedule 13E-3.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing(s) to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made. Additionally, the registrant should provide written acknowledgement of the following:

The adequacy and accuracy of the disclosure in the filing is the responsibility of the registrant. The registrant acknowledges that staff comment or changes in response to staff comment in the proposed disclosure in the Information Statement do not foreclose the Commission from taking any action with respect to the filing. The registrant also represents that staff comment may not be asserted as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

Please contact Jeffrey Shady, Staff Attorney, at (202) 942-1901 or the undersigned at (202) 942-1903 with any other questions.
Sincerely,



Paul Fischer
Attorney-Advisor
Sea Pines Associates, Inc.
Page 1